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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the fourth quarter results ended April 24, 2005

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.
1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F:

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.
July 12, 2005
	By:	/s/ SYLVAIN AUBRY Sylvain Aubry Corporate Secretary

PRESS RELEASE

An outstanding year for Couche-Tard,
which achieved record results for 2004-2005

Successful completion of the Circle K integration

Synergies of US$76.7 million from the Circle K integration for the year ended April 24, 2005 and US$86.7 million since the acquisition (December 17, 2003).

Revenues up by 74.1% to $10.2 billion.

Net earnings increased by 164.2% to reach $199.5 million or $0.97 per share on a diluted basis, reflecting mainly Circle K's contribution for the full year and a strong motor fuel gross margin in the U.S. operations. Were it not for three factors that had a negative impact of $0.11 per share on a diluted basis — the higher credit card fees related to increased motor fuel retail prices in the United States, the lower exchange rate and the amended stock-based compensation accounting policy adopted during the year — earnings would have reached $1.08 per share on a diluted basis.

Strong financial position as at April 24, 2005 with $312.0 million in cash, total equity of $905.4 million and net interest-bearing debt to total capitalization ratio at 0.28:1, versus 0.42:1 a year earlier.

ATD.MV.A, ATD.SV.B / TSX

Laval, July 12, 2005 — Couche-Tard announces record results for the 52-week period ended April 24, 2005. This performance primarily reflects Circle K's major contribution for the full year, its efficient integration and high motor fuel gross margins in the United States. Adding to this strong U.S. network contribution, the Canadian network performed well and also made a significant contribution to financial results. This growth is especially satisfactory since Canadian markets faced unfavourable weather conditions in the summer of 2004 and Florida suffered damages as a result of four hurricanes. Nevertheless, these markets subsequently underwent an excellent recovery.

"We are very pleased we successfully completed a milestone in our growth this year. We achieved excellent results, which allowed us to further strengthen our financial position. We generated cash flows of $404.3 million while investing $320.2 million in capital including fixed assets and three small business acquisitions, and we ended the year with $312.0 million in cash. Subsequent to the integration, our organization is flexible and structured into autonomous and skilled teams, which is vital to undertake a new growth phase. In addition to successfully completing the integration, Circle K's business units drew up business plans and various concrete projects to build upon their markets' potential. In 2005-2006 therefore, we can further focus on leveraging Circle K's strong potential," indicated Alain Bouchard, President and Chief Executive Officer.

Key phases of Circle K integration successfully completed

One of the year's highlights was the successful completion of the integration of Circle K's operations into the Couche-Tard operating model, with the following major accomplishments:

  •
  the achievement of US$76.7 million in synergies during the year. Of these total synergies, US$16.1 million were improvements in purchasing and US$60.6 million related to reductions in operating, selling, general and administrative costs;

  •
  the commencement of the initial rollout of the new point of sale (POS) systems with scanning into 381 stores by April 24, 2005, with the remaining 607 stores to be completed by the end of 2005;

  •
  the implementation and smooth running of a decentralized structure within two large markets: Eastern and Western North America; and

  •
  several initiatives in the Circle K business units to increase store revenues and profitability.

Motor fuel price volatility

During the year, Couche-Tard experienced significant increases in motor fuel retail prices in its U.S. markets, primarily attributable to volatile world prices for crude oil. The average retail price of motor fuel in the U.S. markets amounted to US$1.94 per gallon in fiscal 2005 compared with US$1.37 per gallon in fiscal 2004 (including Circle K's historical results). Motor fuel gross margin is subject to volatility as a result of a number of factors, including volatility of the product's cost. Although motor fuel gross margins can be volatile from quarter to quarter, they generally average out to more normal levels on an annual basis. For each of the four quarters commencing in the first quarter of fiscal 2005, motor fuel gross margins for the Company-operated stores in the U.S. markets stood at 16.24¢US, 12.44¢US, 16.30¢US and 11.26¢US per gallon respectively — with an average of 14.17¢US per gallon for the year compared with 14.30¢US per gallon for the previous year (including Circle K's historical results).

Results of Operations

The following table highlights certain information regarding our operations for the 12-week periods ended April 24, 2005 and April 25, 2004 and for the 52-week periods ended April 24, 2005 and April 25, 2004:

	12-week periods ended			52-week periods ended
(in millions of Canadian dollars, unless otherwise stated)	April 24, 2005	April 25, 2004 restated		April 24, 2005		April 25, 2004 restated
Statement of Operations Data:
Merchandise and service revenues(1):
Canada	344.9	329.9		1,577.1		1,510.6
United States	734.9	782.4		3,265.4		1,597.1

Total merchandise and service revenues	1,079.8	1,112.3		4,842.5		3,107.7

Motor fuel revenues:
Canada	193.2	165.0		844.4		677.5
United States	1,135.9	1,011.7		4,528.9		2,087.2

Total motor fuel revenues	1,329.1	1,176.7		5,373.3		2,764.7

Total revenues	2,408.9	2,289.0		10,215.8		5,872.4

Merchandise and service gross profit(1):
Canada	117.3	109.5		529.0		491.3
United States	238.6	255.7		1,063.2		521.2

Total merchandise and service gross profit	355.9	365.2		1,592.2		1,012.5

Motor fuel gross profit:
Canada	14.5	14.2		65.2		63.3
United States	60.9	70.4		325.5		147.2

Total motor fuel gross profit	75.4	84.6		390.7		210.5

Total gross profit	431.3	449.8		1,982.9		1,223.0
Operating, selling, administrative and general expenses	346.9	369.5		1,543.6		989.2
Depreciation and amortization of fixed and other assets	26.5	27.0		106.3		77.2

Operating income	57.9	53.3		333.0		156.6
Financial expenses	9.1	12.7		38.9		31.1
Write-off of financing costs	—	9.7		—		12.5

Earnings before income taxes	48.8	30.9		294.1		113.0
Income taxes	8.8	10.9		94.6		37.5

Net earnings	40.0	20.0		199.5		75.5

Other Operating Data:
Merchandise and service gross margin(1):
Consolidated	33.0%	32.8%		32.9%		32.6%
Canada	34.0%	33.2%		33.5%		32.5%
United States	32.5%	32.7%		32.6%		32.6%
Growth of average merchandise revenues per store(2):
Canada	3.3%	3.5%		2.6%		3.1%
United States	6.6%	4.1%	(5)	10.4%	(5)	3.9%	(5)
Motor fuel gross margin:
Canada (cents per litre)	4.60	4.81		4.61		4.77
United States (¢US per gallon)(3)	11.26	12.30		14.17		11.57
Volume of motor fuel sold(4):
Canada (millions of litres)	313.9	295.8		1,413.5		1,329.2
United States (millions of gallons)	450.6	442.2		1,858.1		996.1
Growth of average motor fuel volume per store:
Canada	7.4%	5.5%		6.6%		6.7%
United States	4.5%	8.0%	(5)	6.3%	(5)	6.4%	(5)

(1)
Includes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.

(2)
Does not include services and other revenues (as described in footnote 1) and is based on the average number of stores opened during each four-week period of the fiscal period. (Growth in the United States is calculated based on US dollars.)

(3)
For company-operated stores only.

(4)
Includes volume of franchisee, dealer and commission sites.

(5)
Excluding the Circle K acquisition.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS AND FINANCIAL POSITION
FOR THE FOURTH QUARTER AND THE YEAR ENDED APRIL 24, 2005

Comparison between the 12-week period ended April 24, 2005 and the 12-week period ended April 25, 2004

Operating results

Circle K's results are included for the entire quarter in each of the fourth quarters in 2005 and 2004. For the 12-week period ended April 24, 2005, revenues totalled $2.41 billion, compared with $2.29 billion for the same period last year, an increase of 5.2% or $120.0 million.

  •
  In the United States, revenues rose to $1.87 billion, up by $76.7 million or 4.3% over the last quarter a year earlier. This reflects the impact of the lower exchange rate, 3,0% fewer stores in operation as we continue to divest the lower-performing stores, which were more than offset by increased motor fuel retail prices. Growth of average merchandise revenues per store was 6.6% compared with 4.1% in the same quarter last year. The growth of average merchandise revenues per store reflects the efforts to increase revenues and gross margins through price optimization, changing product mix, the impact from investment in our Store 2000 Concept conversions and the increase in tobacco tax with the resultant increase in the selling price of tobacco products. Growth of average motor fuel volume per store was 4.5% compared with 8.0% in the corresponding quarter a year earlier. The Company completed its major rebranding of several motor fuel locations in the summer of 2003 in its Midwest market, which resulted in significant increases in motor fuel volume in the fourth quarter of fiscal 2004 compared with the same period in fiscal 2003.

  •
  In Canada, revenues amounted to $538.1 million, up 8.7% or $43.2 million. Growth in average merchandise revenues per store stood at 3.3% for the fourth quarter of fiscal 2005, down slightly from 3.5% last year. Overall, Canadian markets performed reasonably well. Growth of average motor fuel volume per store, in the fourth quarter of fiscal 2005, reached 7.4% compared with 5.5% in the prior year due to the influence of certain pricing strategies.

Gross profit totalled $431.3 million, compared with $449.8 million, a decrease of 4.1% or $18.5 million, which reflects increases of $7.0 million in the aggregate, offset by $25.5 million due to the impact of lower exchange rate.

  •
  Consolidated merchandise and service gross margin was 33.0%, up slightly from 32.8% for the same period last year. It should be noted that Circle K's gross margin is slightly lower than the balance of the network due mainly to its different product mix, which will gradually be improved. In Canada, gross margin was up 0.8%, at 34.0%. In the United States, the gross margin stood at 32.5%, slightly down from 32.7% last year.

  •
  Motor fuel gross margin decreased in Canada to 4.60¢ per litre versus 4.81¢ per litre in the fourth quarter of the previous year reflecting the competitive market conditions. Gross margin in the United States fell to 11.26¢US per gallon from 12.30¢US per gallon for the comparable period of 2004 which reflects the volatility of our motor fuel business this past year.

Operating, selling, administrative and general expenses were $346.9 million in the fourth quarter of 2005, which is $22.6 million lower than last year, reflecting the lower exchange rate, the additional synergies realized in 2005 and the increase in credit card fees of $3.9 million. Overall, operating, selling, administrative and general expenses decreased as a percentage of merchandise and service revenues from 33.2% last year to 32.1% this year.

Depreciation and amortization of fixed assets and other assets was $26.5 million in the fourth quarter of fiscal 2005 compared with $27.0 million for the same quarter last year.

Financial expenses decreased by $3.6 million from $12.7 million to $9.1 million. The decrease results primarily from lower outstanding debt which resulted from the repayment, in the fourth quarter last year, of a portion of debt from the proceeds of the sale and leaseback transactions completed in March and April 2004.

Income taxes amounted to $8.8 million, which incorporates an adjustment relating to the income tax rate for the first three quarters. The overall income tax rate for the year 2005 was 32.2%.

Net earnings amounted to $40.0 million or $0.20 per share ($0.19 per share on a diluted basis), compared with $20.0 million or $0.10 per share ($0.10 per share on a diluted basis), an improvement of 100%. Applying the effective income tax rate to the fourth quarter of 2005 and without the write-off of the financing costs in the fourth quarter of 2004, net earnings would have totalled $33.1 million or $0.16 per share on a diluted basis for 2005 and $26.3 million or $0.13 per share on a diluted basis for the same period last year.

Principal cash flows

Cash flows from operating activities amounted to $234.5 million, compared with $121.2 million for the fourth quarter last year, an increase of $113.3 million. Cash and cash equivalents totalled $312.0 million as at April 24, 2005, up from $209.3 million as at April 25, 2004.

Investing activities — Cash used in the fourth quarter of 2005 amounted to $119.2 million, including $101.8 million invested in fixed assets, mainly for implementing the Store 2000 Concept in 119 stores, including 23 new stores, the opening of 20 quick-service restaurants (QSRs), ongoing technological improvements, capital maintenance network-wide and replacement of fixed assets damaged by the Florida hurricanes. In addition, the Company acquired 28 stores for $43.9 million in the United States and realized $23.2 million from the sale and leaseback of ten of these sites.

Financing activities — Cash used amounted to $0.5 million, reflecting the repayment of $1.5 million in long-term debt offset by proceeds of $1.0 million from the issue of shares on the exercise of stock options.

Comparison between the 52-week period ended April 24, 2005 and the 52-week period ended April 25, 2004

During the 52-week period ended April 24, 2005, Couche-Tard completed three small business acquisitions for a total of 49 stores, opened 44 QSRs, and implemented its Store 2000 Concept in 223 stores, including 54 new stores.

For the 52-week period ended April 24, 2005, Couche-Tard achieved revenues of $10.22 billion, compared with $5.87 billion in fiscal 2004, a major increase of 74.1% or $4.35 billion, including an additional $3.84 billion from Circle K. The Company recorded 76.3% of its revenues in the United States, up from 62.7% the previous fiscal year.

  •
  In the United States, revenues totalled $7.79 billion, an increase of $4.11 billion reflecting the additional $3.84 billion in revenues from Circle K and the internal growth in the American network. Growth of average merchandise revenues per store, which is based on U.S. dollars (excluding Circle K for comparative purposes), was 10.4% over the prior year, while growth of average motor fuel volume per store (excluding Circle K) was 6.3% over the prior year. The growth of average merchandise revenues per store reflects the efforts to increase revenues and gross margins through price optimization, changes in product mix, the impact from investments in Store 2000 conversions and the increase in tobacco tax with the resultant increase in the selling price of tobacco products. The average motor fuel volume per store increase reflects the positive consumer response to our rebranding of several motor fuel locations to nationally recognized brands and the impact of investments in Store 2000 Concept conversions.

  •
  In Canada, revenues amounted to $2.42 billion, up by 10.7%, or $233.4 million, of which $66.5 million or 28.5% was generated from merchandise and service revenues and in particular in the higher margin categories including foodservice. Growth of average merchandise revenues per store was 2.6% compared with the previous year which reflects the aggressive pricing on generic tobacco and certain dairy categories. Growth of average motor fuel volume per store was 6.6% over the previous year due to certain pricing strategies.

Gross profit grew by 62.3% or $760.0 million to $1.98 billion, compared with $1.22 billion for the previous year. This increase is mainly due to higher revenues, particularly additional revenues from Circle K and higher motor fuel gross margins, in particular from Circle K.

  •
  Consolidated merchandise and service gross margin was 32.9%, up from 32.6% in the previous fiscal year. The gross margin in Canada was 33.5%, up from 32.5% in previous year reflecting the impact of improvements in purchasing terms and changes in products mix with a focus on higher margin items. The gross margin in the U.S. operations was 32.6%, unchanged from last fiscal year. Efforts continue to improve gross margin through price optimization and changes to the product mix emphasizing higher margin items. These efforts resulted in higher gross margins in certain categories and lower gross margins in other categories with resultant increase in sales. Also, tobacco gross margins have come under competitive pressures in certain areas. The result of these dynamic variables, in the aggregate, was an unchanged gross margin in fiscal 2005 compared to last year.

  •
  Motor fuel gross margin decreased slightly to 4.61¢ per litre in Canada, down from 4.77¢ per litre in the previous year reflecting the increase in competitive activity, particularly in segments of Central Canada. Motor fuel gross margin in the U.S. operations increased to 14.17¢US per gallon from 11.57¢US per gallon in the previous year. (Including Circle K's historical results, the motor fuel gross margin in the U.S. would have been 14.30¢US per gallon for fiscal 2004.)

Operating, selling, administrative and general expenses increased by $554.4 million or 56.0% over the previous fiscal year. The increase is mainly attributable to the acquisition of Circle K on December 17, 2003. It should be noted that there were major increases in the retail price of motor fuel this year, particularly in Couche-Tard's U.S. markets, with a resultant increase in credit card fee expense. (Including Circle K's historical results, credit card fee expense increased by approximately $22.5 million over the previous year (approximately $15.2 million after tax)). As a percentage of total revenues, operating, selling, administrative and general expenses declined by 1.7% due to lower operating costs associated with higher motor fuel revenues, which account for a larger proportion of total revenues. As a percentage of merchandise and service revenues, operating, selling, administrative and general expenses remained relatively the same as last year.

Depreciation and amortization of fixed and other assets increased by 37.7% to $106.3 million in fiscal 2005. This increase is due mainly to the acquisition of Circle K and capital expenditures made during fiscal 2005.

Operating income for fiscal 2005 more than doubled to $333.0 million, an increase of $176.4 million or 112.6% over the $156.6 million earned in the same period of the previous fiscal year. This increase is primarily attributable to the results of Circle K.

Financial expenses totalled $38.9 million, up by $7.8 million or 25.1% over last year due to the higher borrowings to finance the Circle K acquisition. Financial expenses were reduced by a $6.9 million favourable benefit from the interest rate swaps entered into in March 2004.

Income taxes increased by $57.1 million, or 152.3%, to $94.6 million, primarily due to increased pre-tax earnings. The reduction of the effective income tax rate by approximately 1% is mainly attributable to the apportionment of taxable income amongst the various jurisdictions that have different income tax rates.

Net earnings increased by $124.0 million or 164.2% to $199.5 million or $0.99 per share ($0.97 per share on a diluted basis), compared with $75.5 million or $0.42 per share ($0.40 per share on a diluted basis) in the previous year.

Net earnings for 2005 were negatively affected by the following three items, which are presented on an after-tax basis:

  •
  the additional credit card fee expense in our U.S. markets (primarily resulting from higher motor fuel retail prices) amounting to approximately $14.4 million ($0.07 per share on a diluted basis). Including Canada, credit card fee expense increased by approximately $15.2 million ($0.07 per share on a diluted basis);

  •
  the foreign exchange rate which reduced net earnings by approximately $6.0 million ($0.03 per share on a diluted basis); and

  •
  the reduction of net earnings of $3.2 million ($0.01 per share on a diluted basis) related to the amended stock-based compensation accounting policy adopted retroactively this year without restatement of prior year's earnings.

Principal cash flows

Cash provided from operating activities amounted to $404.3 million in fiscal 2005 compared with $314.2 million in fiscal 2004, an increase of $90.1 million, reflecting largely the contribution of Circle K for the full fiscal year. Cash flows at the level of net earnings plus depreciation and amortization, write-off of financing costs, loss on disposal of fixed and other assets and future income taxes amounted to $330.8 million (or $1.64 per share), an increase of $187.3 million or 130.5% over the $143.5 million (or $0.80 per share) generated during the prior fiscal year.

Net cash used in investing activities amounted to $283.3 million in fiscal 2005, including $85.2 million for three small business acquisitions comprising 49 stores. In fiscal 2004, net cash used in investing activities amounted to $761.2 million, including $984.3 million for the purchase of Circle K and $41.0 million for the purchase of 43 Clark stores. In addition, in fiscal 2005 investment in fixed assets amounted to $235.0 million, compared with $115.2 million for fiscal 2004. These capital expenditures were primarily for existing store improvements and equipment, new store development, information systems, expenditures related to motor fuel facilities in compliance with regulatory requirements and replacement of fixed assets damaged by the Florida hurricanes. Cash generated from sale and leaseback transactions amounted to $25.6 million in fiscal 2005 compared with $379.5 million in the prior year.

Cash generated from financing activities amounted to $4.6 million for fiscal 2005 including repayment of long-term debt of $8.1 million, offset by $0.2 million of issuance of long-term debt and $12.5 million cash received from the issue of shares on exercise of stock options. In fiscal 2004, we borrowed $1.12 billion in new long-term debt and raised an additional $220.5 million, net of related expenses, from the issue of 27.1 million Class B shares. The total proceeds were used to repay $239.3 million of the existing long-term debt and finance the Circle K acquisition. Additionally, we used the net proceeds from the sale and leaseback transactions of 322 Circle K properties and a portion of a cash surplus to repay a substantial $442.1 million of long-term debt.

Balance sheet

Consolidated assets of $2.44 billion as at April 24, 2005 increased by $191.5 million compared to last year primarily related to an increase of $102.7 million in cash and cash equivalents, a net income taxes receivable amount of $39.0 million, a net increase in fixed assets of $100.2 million, offset by a reduction in future income tax assets. Accounts payable and accrued liabilities of $747.0 million as at April 24, 2005 increased by $86.4 million compared to April 25, 2004 which increase includes the impact of the higher motor fuel prices and the impact of a higher level of capital expenditures in the last quarter this year, reduced by the lower exchange rate.

Shareholders' equity of $905.4 million as at April 24, 2005 increased by $177.4 million during the year resulting mainly from net earnings of $199.5 million for fiscal 2005.

Growth outlook

"Our growth will continue to come from our Store 2000 Concept, which we will implement in approximately 400 locations during 2005-2006, as well as various projects focused on operational excellence both in our Canadian and U.S. networks. We plan to further expand by opening some 100 new stores and about 60 QSRs in 2005-2006, combined with acquisitions of small and mid-sized chains, especially in some U.S. markets where we want to broaden our current networks to a total of 500 to 600 stores. What's more, our financial position would allow us to contemplate a larger-scale acquisition if the opportunity should arise, and we continue to assess the possibility of participating in the development of the Circle K network of international licensees," indicated Alain Bouchard.

Profile

Alimentation Couche-Tard Inc. is the leader in the Canadian convenience store industry. In North America, Couche-Tard is the fourth largest convenience store operator and the second largest independent (not integrated with a petroleum company) convenience store operator. The Company currently operates a network of 4,845 convenience stores, 3,013 of which include motor fuel dispensing, located in eight large geographic markets, including three in Canada and five which cover 23 American states. Approximately 36,000 people work at Couche-Tard's executive offices and throughout the network.

Source

Alain Bouchard, Chairman of the Board, President and Chief Executive Officer
Richard Fortin, Executive Vice-President and Chief Financial Officer
Alimentation Couche-Tard Inc.
Tel: (450) 662-3272
 info@couche-tard.qc.ca
www.couche-tard.com

The statements set forth in this press release, which describe Couche-Tard's objectives, projections, estimates, expectations or forecasts, may constitute forward-looking statements within the meaning of securities legislation. Positive or negative verbs such as "plan", "evaluate", "estimate", "believe" and other related expressions are used to identify such statements. Couche-Tard would like to point out that, by their very nature, forward-looking statements involve risks and uncertainties such that its results, or the measures it adopts, could differ materially from those indicated or underlying these statements, or could have an impact on the degree of realization of a particular projection. Major factors that may lead to a material difference between Couche-Tard's actual results and the projections or expectations set forth in the forward-looking statements include the effects of the integration of acquired businesses and the ability to achieve projected synergies, fluctuations in margins on motor fuel sales, competition in the convenience store and retail motor fuel industries, exchange rate variations, and such other risks as described in detail from time to time in the reports filed by Couche-Tard with securities authorities in Canada and the United States. We assume no obligation as to the updating or revision of the forward-looking statements as a result of new information, future events or other changes.

Conference call, July 12, 2005 at 2:00 p.m. (Montreal time)

Financial analysts and investors who wish to participate in the conference call on Couche-Tard's results can dial 1-800-814-4857 a few minutes before the start of the call. For those unable to participate, a taped re-broadcast will be available from Tuesday, July 12, 2005 from 4:00 p.m. until Tuesday, July 19, 2005 11:59 p.m. by dialling 1-877-289-8525 access code: 21129212, followed by the # key. Members of the media and other interested parties are invited to listen in.

CONSOLIDATED EARNINGS
(in millions of Canadian dollars, except per share amounts, unaudited)

	12 weeks		52 weeks
For the periods ended	April 24, 2005	April 25, 2004 restated (Note 2)	April 24, 2005	April 25, 2004 restated (Note 2)
	$	$	$	$
Revenues	2,408.9	2,289.0	10,215.8	5,872.4
Cost of sales	1,977.6	1,839.2	8,232.9	4,649.4

Gross profit	431.3	449.8	1,982.9	1,223.0

Operating, selling, administrative and general expenses	346.9	369.5	1,543.6	989.2
Depreciation and amortization of fixed and other assets	26.5	27.0	106.3	77.2

	373.4	396.5	1,649.9	1,066.4

Operating income	57.9	53.3	333.0	156.6
Financial expenses	9.1	12.7	38.9	31.1

Earnings before income taxes and write-off of financing costs	48.8	40.6	294.1	125.5
Write-off of financing costs	—	9.7	—	12.5

Earnings before income taxes	48.8	30.9	294.1	113.0
Income taxes	8.8	10.9	94.6	37.5

Net earnings	40.0	20.0	199.5	75.5

Earnings per share (Note 4)
Basic	0.20	0.10	0.99	0.42
Diluted	0.19	0.10	0.97	0.40
Weighted number of shares (in thousands)	201,832	197,193	201,342	179,317
Number of shares — diluted (in thousands)	207,249	205,020	206,362	187,377
Number of shares outstanding at period end (in thousands)	201,970	197,532	201,970	197,532

CONSOLIDATED CONTRIBUTED SURPLUS
(in millions of Canadian dollars, unaudited)

For the 52-week periods ended	April 24, 2005	April 25, 2004
	$	$
Balance, beginning of period, as previously reported	1.2	1.2
Impact of change in accounting for stock options (Note 2)	3.2	—

Balance, beginning of period, as restated	4.4	1.2
Stock-based compensation	3.2	—
Fair value of stock options exercised	(0.1)	—

Balance, end of period	7.5	1.2

CONSOLIDATED RETAINED EARNINGS
(in millions of Canadian dollars, unaudited)

For the 52-week periods ended	April 24, 2005	April 25, 2004 restated (Note 2)
	$	$
Balance, beginning of period, as previously reported	260.9	183.5
Impact of accounting changes (Note 2)	(22.5)	(15.2)

Balance, beginning of period, as restated	238.4	168.3
Net earnings	199.5	75.5

	437.9	243.8
Share issue expenses (net of future income taxes of $1.0)	—	2.2

Balance, end of period	437.9	241.6

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED CASH FLOWS
(in millions of Canadian dollars, unaudited)

	12 weeks		52 weeks
For the periods ended	April 24, 2005	April 25, 2004 restated (Note 2)	April 24, 2005	April 25, 2004 restated (Note 2)
	$	$	$	$
Operating activities
Net earnings	40.0	20.0	199.5	75.5
Adjustments to reconcile net earnings to cash flows from operating activities
Depreciation and amortization of fixed and other assets, net of amortization of deferred credits	22.5	22.3	95.0	69.5
Write-off of financing costs	—	9.7	—	12.5
Loss on disposal of fixed and other assets	0.2	1.7	2.2	3.3
Future income taxes	21.3	(10.5)	34.1	(17.3)
Deferred credits	5.5	2.9	17.1	12.1
Other	(4.1)	(2.0)	(2.1)	(0.1)
Changes in non-cash working capital items	149.1	77.1	58.5	158.7

Cash flows from operating activities	234.5	121.2	404.3	314.2

Investing activities
Business acquisitions (Note 3)	(43.9)	(29.1)	(85.2)	(1,025.3)
Liabilities assumed on business acquisitions	(1.5)	(2.2)	(6.6)	(2.2)
Purchase of fixed assets	(101.8)	(41.7)	(235.0)	(115.2)
Proceeds from sale and leaseback transactions	23.2	337.8	25.6	379.5
Proceeds from disposal of fixed and other assets	7.0	2.7	26.3	5.2
Other assets	(2.2)	(1.1)	(8.4)	(3.2)

Cash flows (used in) from investing activities	(119.2)	266.4	(283.3)	(761.2)

Financing activities
Issuance of long-term debt, net of financing costs	—	(4.8)	0.2	1,123.5
Repayment of long-term debt	(1.5)	(442.0)	(8.1)	(741.9)
Issuance of shares, net of share issue expenses	1.0	2.1	12.5	224.0

Cash flows (used in) from financing activities	(0.5)	(444.7)	4.6	605.6

Effect of exchange rate fluctuations on cash and cash equivalents	(7.0)	1.4	(22.9)	2.3

Net increase (decrease) in cash and cash equivalents	107.8	(55.7)	102.7	160.9
Cash and cash equivalents, beginning of period	204.2	265.0	209.3	48.4

Cash and cash equivalents, end of period	312.0	209.3	312.0	209.3

Supplemental information:
Interest paid	3.0	5.2	39.0	17.7
Income taxes paid	6.9	12.9	142.6	31.9

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in millions of Canadian dollars)

	As at April 24, 2005 (unaudited)	As at April 25, 2004 restated (Note 2)
	$	$
Assets
Current assets
Cash and cash equivalents	312.0	209.3
Accounts receivable	135.5	128.5
Income taxes receivable	39.0	—
Inventories	364.8	374.8
Prepaid expenses	12.4	16.4
Future income taxes	21.3	27.8

	885.0	756.8
Fixed assets	1,002.7	902.5
Trademarks and licenses	213.0	214.5
Goodwill	277.7	278.9
Deferred charges	37.9	43.8
Other assets	19.5	16.0
Future income taxes	2.0	33.8

	2,437.8	2,246.3

Liabilities
Current liabilities
Accounts payable and accrued liabilities	747.0	660.6
Income taxes payable	—	36.5
Future income taxes	0.1	—
Current portion of long-term debt	8.6	6.0

	755.7	703.1
Long-term debt	647.0	724.5
Deferred credits and other liabilities	89.8	77.3
Future income taxes	39.9	13.4

	1,532.4	1,518.3

Shareholders' equity
Capital stock	498.2	485.7
Contributed surplus	7.5	1.2
Retained earnings	437.9	241.6
Cumulative translation adjustments	(38.2)	(0.5)

	905.4	728.0

	2,437.8	2,246.3

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of Canadian dollars, except per share amounts, unaudited)

1.     FINANCIAL STATEMENTS PRESENTATION

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The financial information was prepared in accordance with the same accounting policies and methods as the audited annual consolidated financial statements for the year ended April 25, 2004, with the exceptions of accounting changes described in Note 2 below. The unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto in the Company's 2004 Annual Report (the "2004 Annual Report"). The results of operations for the interim periods presented do not necessarily reflect results for the full year.

2.     ACCOUNTING CHANGES

Accounting for fixed assets and lease accounting

During the year, the Company undertook a review of its depreciation and amortization policies for all of its fixed assets and of its lease accounting policies. Previously, the Company used the diminishing balance method at various rates to calculate depreciation, except for Circle K where the straight-line method was used. In addition, leasehold improvements were amortized over the shorter of the term of the lease plus renewal periods or their useful lives and rent expense was recorded over the committed lease period, and did not take into account future rent escalations included in the lease term.

As a result of the review and an in depth study of the useful lives of its fixed assets, the Company decided to change its accounting policy for depreciation and amortization of fixed assets to use the straight-line method throughout the Company. This method is more representative of the actual useful lives of the assets and provides uniformity within the Company. This change has been applied retroactively and prior years financial statements have been restated.

Following a review of its lease accounting policies and the relevant accounting literature, the Company has determined it should amortize its leasehold improvements over the shorter of their useful lives or the lease term. Moreover, the Company decided it should record lease expense using the straight-line method. Accordingly, the Company has restated previously reported financial statements to reflect these changes.

The impact of those changes as of April 25, 2004 is a decrease in fixed assets of $13.6, an increase in net future income tax assets of $8.8, an increase in accounts payable and accrued liabilities of $0.8, an increase in deferred credits and other liabilities of $11.0, a reduction in retained earnings of $16.8 and an increase to the cumulative translation adjustments balance of $0.2.

For the 12 and 52-week periods ended April 24, 2005, the impact on net earnings is a decrease of $1.4 and $4.7 respectively ($0.01 and $0.02 per share on a diluted basis). For the 12 and 52-week periods ended April 25, 2004, the impact on net earnings is a decrease of $0.9 and $3.6 respectively (nil and $0.02 per share on a diluted basis).

Consolidation of variable interest entities

During the fourth quarter, the Company adopted the Canadian Institute of Chartered Accountants (CICA) Accounting Guideline No.15 (AcG-15) "Consolidation of Variable Interest Entities" (VIEs) that came into effect November 1, 2004. This guideline clarifies and addresses the application of consolidation guidance to those entities defined as VIEs which are entities that are subject to control on a basis other than voting interests. Such entities should be consolidated by the primary beneficiary, which is the entity that will absorb a majority of the VIE's expected losses or will receive a majority of its expected residual returns, or both.

The implementation of this guideline did not have any impact on the Company's financial statements.

Asset Retirement Obligations

During the year, the Company adopted the new CICA Handbook Section 3110, "Asset Retirement Obligations" which establishes standards for the recognition, measurement and disclosure of legal obligations associated with the costs to retire long-lived assets. Accordingly, under the new standard, the fair value of the future retirement costs of the Company's underground motor fuel storage tanks is recorded as a liability on a discounted basis when it is incurred and an equivalent amount is capitalized to fixed assets. The initial recorded obligation, which has been discounted using the Company's credit-adjusted risk free-rate, will be reviewed periodically to reflect the passage of time and changes in the estimated future costs underlying the obligation. The Company amortizes the initial amount capitalized to fixed assets and recognizes accretion expense in connection with the discounted liability over the estimated remaining useful life of the underground motor fuel storage tanks.

The new standard has been applied retroactively and financial statements of the prior periods have been restated. The impact of this change as of April 25, 2004 is an increase in fixed assets of $17.5, an increase in asset retirement obligations of $21.6, an increase in net future income tax assets of $1.8, a reduction in retained earnings of $2.5 and an increase to the cumulative translation adjustments balance of $0.2.

For the 12 and 52-week periods ended April 24, 2005, the impact on net earnings is a decrease of $0.7 and $2.3 respectively (nil and $0.01 per share on a diluted basis). For the 12 and 52-week periods ended April 25, 2004, the impact on net earnings is a decrease of $0.3 and $0.4 respectively without any impact on earnings per share.

Stock-based compensation costs and other stock-based payments

Effective April 26 2004, the Company adopted the amended recommendations of the CICA relating to Section 3870, "Stock-based Compensation and Other Stock-based Payments". These amendments require that stock-based compensation costs be measured at the grant date of the award based on the fair value method for all transactions entered into for years beginning on or after January 1, 2002. The Company chose to apply these amendments retroactively, without restating prior periods, for stock options granted since April 29, 2002. The fair value of the stock options is recognized over the vesting period as compensation expense with a corresponding increase in contributed surplus. When stock options are exercised, the corresponding contributed surplus is transferred to capital stock.

Prior to April 29, 2002, the Company recorded no compensation cost for its stock options granted to employees but provided, in its notes to the financial statements, pro forma disclosures of net earnings and earnings per share as if the fair value based method of accounting had been applied.

The retroactive treatment of these recommendations resulted in a decrease of $3.2 in opening retained earnings with a corresponding increase in contributed surplus.

As at April 24, 2005, 8,745,400 (12,626,200 as at April 25, 2004) stock options for the purchase of Class B subordinate voting shares were outstanding. These stock options can be gradually exercised at various dates until April 24, 2015 at an exercise price varying from $2.38 to $17.47. Seven series of stock options totalling 605,000 stock options at exercise prices ranging from $11.47 to $19.89 were granted since the beginning of the fiscal year.

For the 12 and 52-week periods ended April 24, 2005, the stock-based compensation costs decreased earnings before income taxes by $0.8 and $3.2 respectively.

The fair value of stock options granted is estimated at the grant date using the Black & Scholes option pricing model on the basis of the following assumptions for the attributions granted during the year:

  •
  risk-free interest rate ranging from 3.98% to 4.82%;

  •
  expected life of 8 years;

  •
  expected volatility of 35%;

  •
  no dividend payment.

The weighted average fair value of stock options granted since the beginning of the year is $7.72 ($4.61 as at April 25, 2004). A description of the Company's stock-based compensation plan is included in Note 18 of the 2004 Annual Report.

Recording of certain consideration received from a vendor

On January 31, 2005, the Company adopted both early and retroactively the amended recommendations of the Emerging Issues Committee of the CICA relating to the third topic of Abstract 144 (EIC-144), "Accounting by a Customer (Including a Reseller) for Certain Consideration Received From a Vendor". These amendments address the recognition, measurement and disclosure requirements for vendor rebates and state that those rebates must be recognized when probable and reasonably estimable. Therefore, vendor rebates recognized in earnings and for which the full requirements for entitlement have not yet been met would be disclosed. The implementation of these new recommendations did not have any impact on the Company's financial statements.

Generally accepted accounting principles

In July 2003, the CICA issued Handbook Section 1100, "Generally Accepted Accounting Principles" which establishes standards for financial reporting in accordance with Canadian GAAP, and provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of Canadian GAAP. The application of these new standards had no impact on the Company's financial statements.

3.     BUSINESS ACQUISITIONS

Changes to the purchase price allocation

During the year, the Company finalized the allocation of the purchase price related to the acquisition of The Circle K Corporation (Circle K) on December 17, 2003. The final allocation resulted in an increase in fixed assets of $21.8 and an increase in asset retirement obligations of $20.1 mainly due to a change in the estimate of the asset retirement obligations and an increase in trademarks and licenses of $17.1 based on an external valuation of trademarks.

In addition, the final allocation resulted in an increase in net working capital of $2.1, an increase in other assets of $1.8, and a decrease in net future income tax asset of $22.7. The preliminary allocation of the purchase price is described in Note 4 of the 2004 Annual Report.

Acquisitions of the year

The Company has made the following business acquisitions that were accounted for using the purchase method. Earnings from the businesses acquired are included in the consolidated earnings from their respective dates of acquisition.

Fourth quarter

In April 2005, the Company acquired nine sites in the Midwest region from Thorntons Inc. and Broadus Oil Corporation of Illinois Inc. for a total cash consideration of $12.8 financed from the Company's available cash. The net assets acquired included working capital of $1.1, fixed assets of $8.9 and goodwill of $2.8. Most of the goodwill related to this transaction is deductible for tax purposes.

Effective February 2, 2005, the Company acquired 19 sites in the Augusta, Georgia area from QVS Inc. and Brosious & Holt Properties LLC for a total cash consideration of $31.1 financed from the Company's available cash. The net assets acquired included working capital of $1.4 and fixed assets of $29.7.

Third quarter

Effective November 3, 2004, the Company acquired 21 sites in the Phoenix, Arizona area from Shell Oil Products US for a total cash consideration of $41.3 financed from the Company's available cash. The net assets acquired included working capital of $1.5 and fixed assets of $39.8.

4.     EARNINGS PER SHARE

	12-week period ended April 24, 2005			12-week period ended April 25, 2004 restated (Note 2)
	Earnings	Weighted average number of shares (in thousands)	Earnings per share	Earnings	Weighted average number of shares (in thousands)	Earnings per share
	$		$	$		$
Basic earnings attributable to Class A and B shares	40.0	201,832	0.20	20.0	197,193	0.10
Dilutive effect of stock options		5,417	(0.01)		7,827	—

Diluted net earnings available for Class A and B shares	40.0	207,249	0.19	20.0	205,020	0.10

	52-week period ended April 24, 2005			52-week period ended April 25, 2004 restated (Note 2)
	Earnings	Weighted average number of shares (in thousands)	Earnings per share	Earnings	Weighted average number of shares (in thousands)	Earnings per share
	$		$	$		$
Basic earnings attributable to Class A and B shares	199.5	201,342	0.99	75.5	179,317	0.42
Dilutive effect of stock options		5,020	(0.02)		8,060	(0.02)

Diluted net earnings available for class A and B shareholders	199.5	206,362	0.97	75.5	187,377	0.40

A total of 465,000 stock options were excluded from the calculation of the diluted earnings per share due to their antidilutive effect for the 12 and 52-week periods ended April 24, 2005. No stock options were excluded from the calculation for the corresponding periods ending April 25, 2004.

5.     CAPITAL STOCK

As at April 24, 2005, the Company had 56,594,692 (57,041,722 as at April 25, 2004) outstanding Class A multiple voting shares each comprising ten votes per share and 145,375,660 (140,490,082 as at April 25, 2004) outstanding Class B subordinate voting shares each comprising one vote per share.

Share Split

Effective March 18, 2005, the Company split of all its issued and outstanding Class A and B shares on a two-for-one basis. All share and per-share information in these consolidated financial statements has been adjusted retroactively to reflect this stock split.

6.     EMPLOYEE FUTURE BENEFITS

For the 12 and 52-week periods ended April 24, 2005, the Company's total net pension expense included in consolidated earnings amounted to $0.6 and $5.0 respectively. For the 12 and 52-week periods ended April 25 2004, the net expense amounted to $0.5 and $2.2 respectively. The Company's pension plans are described in Note 20 of the 2004 Annual Report.

7.     SEGMENTED INFORMATION

The Company operates convenience stores in Canada and in the United States. It essentially operates in one reportable segment, the sale of goods for immediate consumption and motor fuel through corporate stores or franchise operations. It operates a convenience store chain under several banners, including Couche-Tard, Mac's, Bigfoot, Dairy Mart and Circle K. Revenues from outside sources mainly fall into two categories: merchandise and motor fuel.

Information on the principal revenue classes as well as geographic information is as follows:

	12-week period ended April 24, 2005			12-week period ended April 25, 2004 restated (Note 2)
	Canada	United States	Total	Canada	United States	Total
	$	$	$	$	$	$
External customer revenues(a)
Merchandise and services	344.9	734.9	1,079.8	329.9	782.4	1,112.3
Motor fuel	193.2	1,135.9	1,329.1	165.0	1,011.7	1,176.7

	538.1	1,870.8	2,408.9	494.9	1,794.1	2,289.0

Gross Profit
Merchandise and services	117.3	238.6	355.9	109.5	255.7	365.2
Motor fuel	14.5	60.9	75.4	14.2	70.4	84.6

	131.8	299.5	431.3	123.7	326.1	449.8

Fixed assets and goodwill(a)	502.9	777.5	1,280.4	468.2	713.2	1,181.4

	52-week period ended April 24, 2005			52-week period ended April 25, 2004
	Canada	United States	Total	Canada	United States	Total
	$	$	$	$	$	$
External customer revenues(a)
Merchandise and services	1,577.1	3,265.4	4,842.5	1,510.6	1,597.1	3,107.7
Motor fuel	844.4	4,528.9	5,373.3	677.5	2,087.2	2,764.7

	2,421.5	7,794.3	10,215.8	2,188.1	3,684.3	5,872.4

Gross Profit
Merchandise and services	529.0	1,063.2	1,592.2	491.3	521.2	1,012.5
Motor fuel	65.2	325.5	390.7	63.3	147.2	210.5

	594.2	1,388.7	1,982.9	554.6	668.4	1,223.0

(a)
Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the fixed assets and goodwill.

8.     HURRICANES-FLORIDA

During the second quarter of 2005, certain areas of the Company's business in Florida experienced damages and losses resulting from four hurricanes. Losses, including damages relating to fixed assets and inventory spoilage, are estimated to result in net claims in the amount of US$19.8. The book value of fixed assets, inventory spoilage and other assets that were damaged by the hurricanes is US$4.4.

The Company expects to spend approximately US$18.7 to restore buildings and equipment, including approximately US$8.9 to restore assets on leased properties, of which approximately US$9.8 will be recorded in fixed assets. The Company expects to record a gain representing the difference between the insurance settlements and the carrying value of the owned and leased assets. As of April 24, 2005, the Company has received US$7.0 of insurance proceeds.

9.     COMPARATIVE FIGURES

Certain comparative figures have been reclassified to comply with the presentation adopted in the current year.

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